Exhibit 4.4

AMENDED AND RESTATED
NON-EMPLOYEE DIRECTOR COMPENSATION POLICY
OF THE BOARD OF DIRECTORS
OF
GORILLA TECHNOLOGY GROUP INC.

Effective Date: July 13, 2023
Approved: July 12, 2023

Non-employee members of the board of directors (the “Board”) of Gorilla Technology Group Inc. (the “Company”) shall be eligible to receive cash and equity compensation as set forth in this Amended and Restated Non-Employee Director Compensation Policy (this “Policy”). This Policy shall become effective on the date set forth above (the “Effective Date”). The cash compensation and equity grants described in this Policy shall be paid or be made, as applicable, automatically and without further action of the Board, to each member of the Board who is not an employee of the Company or any parent or subsidiary of the Company (each, a “Non-Employee Director”), unless such Non-Employee Director declines the receipt of such cash compensation or equity grants by written notice to the Company. This Policy shall remain in effect until it is revised or rescinded by further action of the Board. The terms and conditions of this Policy shall supersede any prior cash or equity compensation arrangements between the Company and its directors.

Annual Cash Compensation

Each Non-Employee Director shall receive the cash compensation set forth below for service on the Board. The annual cash compensation amounts shall be payable in four (4) quarterly installments in arrears following the end of each quarter in which the service occurred, pro-rated for any partial months of service. All annual cash fees are vested upon payment.

Annual Cash Retainer for Board Service

●	All Non-Employee Directors: $75,000

●	Lead Director: $90,000 (in lieu of above)

Annual Cash Retainer for Committee Service

In addition, a Non-Employee Director shall be eligible to receive the following additional annual cash retainers for service in the following roles:

Committee Chair:

●	Audit: $20,000

●	Compensation: $20,000

●	Nominating and Corporate Governance: $10,000

Committee Member:

●	Audit: $12,500

●	Compensation: $10,000

●	Nominating and Corporate Governance: $7,500

Equity Compensation

Each Non-Employee Director shall be granted the following awards under the Company’s 2023 Omnibus Incentive Plan or its successor (the “2023 Plan”):

●	Annual Awards: On July 13 of each year (which corresponds to the closing date of the transactions contemplated by the Business Combination Agreement (as defined below)) (the “Annual Grant Date”), commencing with July 13, 2023, each Non-Employee Director who shall continue serving as a member of the Board thereafter shall receive an award of restricted share units (each, an “Annual Award”) under the 2023 Plan with a fair value equal to (i) in the case of the Lead Director, $300,000 and (ii) in the case of all the other Non-Employee Directors, $230,000. The number of shares of each Annual Award shall be equal to the fair value of the award divided by the Average VWAP Price (as such term is defined in the Amended and Restated Business Combination Agreement, dated as of May 18, 2022 (the “Business Combination Agreement”), by and among Global SPAC Partners Co., Gorilla Merger Sub, Inc., Global SPAC Sponsors LLC, Tomoyuki Nii and the Company) for the twenty (20)-day period ending on the day prior to the Annual Grant Date.

In addition, if a Non-Employee Director is elected to the Board after July 13, 2023 and other than on an Annual Grant Date (such date, the “Off-Cycle Date”), the Non-Employee Director shall receive an Annual Award on the Off-Cycle Date that is prorated based on the number of calendar days remaining before the next July 13. The number of shares of each prorated Annual Award shall be equal to the fair value of the award divided by the Average VWAP Price for the twenty (20)-period ending on the day prior to the Off-Cycle Date.

•	Initial Awards: Each Non-Employee Director who (i) serves on the Board as of the first business day following the filing of a registration statement on Form S-8 with respect to the 2023 Plan (the “Initial Issuance Date”) and (ii) will continue to serve as a Non-Employee Director immediately following the Initial Issuance Date, shall receive an award of restricted share units (each, an “Initial Award”) under the 2023 Plan with a fair value equal to (i) in the case of the Lead Director, $300,000 and (ii) in the case of all the other Non-Employee Directors, $230,000. The number of shares of each Initial Award shall be equal to the fair value of the award divided by $10.19. Each Non-Employee Director who is eligible for an Initial Award shall not receive the grant until the Initial Issuance Date, but, for purposes of determining the number of shares subject to such Initial Award and the applicable vesting schedule, the date on which the Non-Employee Director joins the Board shall be treated as the date of grant of the award. For the avoidance of doubt, a Non-Employee Director elected for the first time to the Board on or after July 13, 2023 shall receive only an Annual Award and shall not also receive any Initial Award.

Each Annual Award and each Initial Award shall become fully vested, subject to the applicable Non-Employee Director’s continued service as a director, on the earlier of (i) the twelve (12)-month anniversary of the date of grant and (ii) the consummation of a Change in Control (as defined in the 2023 Plan).

The Annual Awards and the Initial Awards shall be subject to the terms and conditions of the 2023 Plan (including any annual limits on non-employee director grants set forth in the 2023 Plan) and a restricted share unit agreement, including attached exhibits, in substantially the same form approved by the Board for employee grants subject to the terms specified above.

The Board may also approve other equity grants to the Non-Employee Directors under the 2023 Plan in addition to or lieu of grants described in this Policy.

Expenses

The Company shall reimburse the Non-Employee Directors for reasonable and customary out-of-pocket expenses incurred by the Non-Employee Directors in attending Board and committee meetings and otherwise performing their duties and obligations as directors.

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